December 5, 2008


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


    Re: OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C. (FILE NO. 811-21912)


          Old Mutual Emerging Managers Master Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2008-2009 year:

          1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

          2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

          3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

          4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).


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Securities and Exchange Commission
December 5, 2008
Page 2


          5.   The premium for the Bond has been paid through May 1, 2009.


          If you have any questions, please do not hesitate to contact me at
(914) 798-7606.


                                   Sincerely,


                                   /s/ Ross Weissman
                                   ---------------------------------
                                       Ross Weissman